Contact

www.linkedin.com/in/borregodiego (LinkedIn)

Top Skills

Product Management
Product Development
Automotive Engineering

Languages

English (Native or Bilingual)
Spanish (Native or Bilingual)

Patents

Internet-based system for monitoring vehicles
Internet-based vehicle-diagnostic system
Peripheral access devices and sensors

Diego Borrego

High Tech Entrepreneur
San Diego, California, United States

Summary

Business and technology leader talented in envisioning and executing technical and operational strategies that result in strong bottom-line results for technology companies. Seasoned executive with 15 years of management experience building and shaping lean organizations and productive development teams to create and invigorate high tech companies. Visionary technology strategist focused on creating value through the design and robust implementation of business plans, organizational structures and operational plans. Growth-driving executive skilled in uncovering market opportunities that lead to sustained growth in sales.

Experience

Lytx, Inc.

Vice President of Hardware Engineering
October 2024 - Present (1 year 11 months)
San Diego, California, United States

At Lytx®, we harness the power of video and data to enable fleets to improve safety, efficiency, and productivity. We're trusted by more than 5,500 organizations that log billions of miles worldwide each year, contributing to a vast and ever-growing database of driving data we use to refine the accuracy and effectiveness of our solutions. Our clients can realize significant returns on investment by lowering operating and insurance costs. Most of all, we strive to save lives—on our roads and in our communities, every day. We dream of a world where no commercial driver is ever the cause of a collision.

GroundWorx™

President and Chief Technology Officer
January 2018 - Present (8 years 8 months)
Greater San Diego Area

GroundWorx® is a proactive soil management and water conservation solution, consisting of an IoT and AI platform that helps the world's best turf managers and agriculturalists grow smarter by connecting them to the turf, trees, and crops within their care.

Vestigon

Founder and CEO

December 2016 - Present (9 years 9 months)

Greater San Diego Area

Vestigon is a technology consulting company that brings the world’s most talented people together in the fields of Internet of Things (IoT), Machine Learning and Artificial Intelligence (AI).

From concept to delivery, we work with our clients to make their vision a reality. The market segments we have deep experience in are Telematics, Medical, Home Health, Wearables, Industrial Automation, Heavy Equipment, Environmental Devices, Green Energy, Water Conservation and Consumer Electronics. We look forward to working with our clients to see their great ideas come to life.

Roadz

EVP Strategy - EV and Connected Vehicle

November 2018 - April 2024 (5 years 6 months)

Palo Alto, CA

BUILDING THE SMART FLEET ECOSYSTEM

Neosfar

CEO/CTO and Co-Founder

October 2015 - December 2016 (1 year 3 months)

Creator of business plan and business model for new IOT business. Secured funding for business launch and established US office. Led business development and contractual activities with multimillion dollar enterprise customers. Hands on architectural and engineering management support for 10 person startup team plus extended development partner teams in Dublin, Ireland and Guadalajara, Mexico. Company was acquired by large firm in IOT RF space.

• Architected and implemented IOT solutions in the driver compliance (HOS), distracted driver prevention and consumer musical instrument verticals.

• Led Business Development Activities with Enterprise Customers that brought revenues to annual run rate of $2M in less than 18 months.

The Morey Corporation

Chief Technology Officer

2011 - September 2015 (4 years)

Senior Technology Executive with diverse leadership responsibilities to drive progress toward 3- to 5-year strategic objectives. Change agent that has completely transformed the design engineering department into a world class Engineering Design Services team that successfully acquired and delivered on multimillion dollar services contracts. Technology strategist that has developed and executed on a new product and product development strategy in the Telematics space. Managed $5M budget and engineering teams in Chicago, IL and Guadalajara, Mexico.

• Developed and implemented transformation of Engineering department into world class Engineering and Design services team. Built core competencies and deep expertise in agile firmware development and hardware design in the ruggedized electronics fields.

o Transformed Design Engineering Services from cost center to profit center

o Added $3M+ top line revenue through the acquisition of Design Engineering Services contracts in the aftermarket and motor control electronics space in the first 18 months on the job

• Architected and Implement world class engineering process for the engineering and design of mission critical electronics.

o Implemented mission critical version of agile firmware development

o Designed and deployed systems engineering process and independent test and verification strategy

Created and implemented outsourced, contract engineering strategy with near shore partner in Guadalajara Mexico to improve surge capacity and build vehicle interface competencies.

Verizon Telematics Inc.

Founder and VP of Engineering (Networkfleet)

2006 - 2011 (5 years)

Greater San Diego Area

Provided technical direction for overall, corporate strategic planning. Directed hardware and software teams working on next generation telematics products. Directed multiple business functions including hardware product management, quality control, technical project management, strategic component sourcing, manufacturing and fulfillment of all hardware products. Managed $4M budget and engineering teams in San Diego, Chicago and Monterrey, Mexico.

• Developed and implemented transformation of hardware product strategy propelling the company into the hardware quality and innovation leader in the aftermarket telematics space. This transformation spurred the growth in Networkfleet to the #2 player in the aftermarket telematics space.

o Focus on IP generation resulted in the addition of approximately 30 more US patents to IP portfolio

o Pioneered Machine Learning algorithms on vehicular diagnostic data.

o Architected first Big Data structures associated GPS and vehicular diagnostic data.

• Built world class hardware engineering team that has develop award winning hardware solutions for the telematics products and improved hardware quality metrics including defect rates, into industry leaders.

• Created and implemented outsourced, contract manufacturing strategy that dramatically improved quality metrics and financial efficiencies in the overall supply chain.

o Defect rates cut by 1/3 of previous rates; Component inventory reduced from $3M to $500K.

o Cash to cash cycle reduced from 120 days to -5 days

• Developed and implemented fulfillment and reverse logistics strategy to achieve industry-leading standards and metrics.

Delphi

Chief Engineer - Restraint Products

2001 - 2006 (5 years)

Ciudad Juarez, Mexico

Hired to create and developed green field engineering and manufacturing support team engaged in the design and manufacture of automotive restraint electronics (air bag computers).

• Created organizational structure and staffed development team consisting of engineers, project managers and other professionals focused on the design, development and manufacture of industry leading restraint electronics. Direct staff consisted of 12 engineers, program managers and manufacturing management that ultimately managed a total business staff of 250+ professionals across 6 total international sites including, one site in the US, three in Mexico one in Germany and Japan.

• Developed and launched 10+ vehicle electronic programs for OEM customers, including Mercedes Benz, Chrysler, GM, Volkswagen, Volvo and Saab.

• Managed entire product lifecycle from development to manufacture to support through end-of-life and product replacement.

• Managed $6M budget for worldwide design, development and manufacturing support structure.

Verizon Telematics Inc.

Founder and Director of Product Development. (Networkcar)
1999 - 2001 (2 years)
Greater San Diego Area

Created original business plan that secured angel and later VC funding to create startup that eventually became Networkfleet. Business plan was runner up in the MIT sponsored 50K Business Plan competition.
• Designed, developed and patented all original hardware and business models
• Created and implemented manufacturing and fulfillment strategy for all products and services.
• Acquired and negotiated first contracts for startup. These included development and service contracts with California Air Resources Board (CARB) and Bureau of Automotive Repair (BAR) in California.
• Created and implemented strategic sourcing strategy that allowed small startup to fulfill multi-million dollar government contracts with no credit history and little collateral resources.

General Motors
Start Center Manager
1988 - 1997 (9 years)

Managed global team of engineers and marketing professionals focused on the design and implementation of the FOREWARN Adaptive Cruise Control and Collision Warning radar and lidar systems. Team consisted of 30+ members located in three sites in the US, Germany, Italy and the UK.
• Technical leader of the business strategy team tasked to insure the technical robustness and feasibility of engineering development activities funded by the FOREWARN Product Line
• Principal technical liaison between General Motors and other vehicle manufacturers (Ford, Jaguar, Fiat, Mercedes Benz) during high-level negotiations regarding production part and R&D contracts.

Education

Massachusetts Institute of Technology
Master's Degree, Master of Science Engineering and Technology Management · (1997 - 1999)

Massachusetts Institute of Technology - Sloan School of Management

Master of Business Administration (M.B.A.), Master in Business Administration · (1997 - 1999)

New Mexico State University

Master's Degree, Optical Engineering · (1997 - 1999)

New Mexico State University

Bachelor's Degree, Electrical Engineering · (1987 - 1992)